UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No.__)*

                             Mylan Laboratories Inc.
                                (Name of Issuer)

                     Common Stock, par value $.50 per share
                         (Title of Class of Securities)

                                    628530107
                                 (CUSIP Number)

                              Keith Schaitkin, Esq.
                            Associate General Counsel
                  Icahn Associates Corp. & affiliated companies
                          767 Fifth Avenue, 47th Floor
                            New York, New York 10153
                                 (212) 702-4380

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 August 27, 2004
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of '' 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d- for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 628530107

1        NAME OF REPORTING PERSON
                  Carl C. Icahn

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                  (a) / /
                  (b) / /

3        SEC USE ONLY

4        SOURCE OF FUNDS
                  AF

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) or 2(e)
                  /X/

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER
                  0

8        SHARED VOTING POWER
                  18,312,200

9        SOLE DISPOSITIVE POWER
                  0

10       SHARED DISPOSITIVE POWER
                  18,312,200

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  18,312,200

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                  / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  6.8%

14       TYPE OF REPORTING PERSON
                  IN

                                  SCHEDULE 13D

CUSIP No. 628530107

1        NAME OF REPORTING PERSON
                  Barberry Corp.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                  (a) / /
                  (b) / /

3        SEC USE ONLY

4        SOURCE OF FUNDS
                  AF

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) or 2(e)
                  /X/

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER
                  0

8        SHARED VOTING POWER
                  18,312,200

9        SOLE DISPOSITIVE POWER
                  0

10       SHARED DISPOSITIVE POWER
                  18,312,200

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  18,312,200

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                  / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  6.8%

14       TYPE OF REPORTING PERSON
                  CO

                                  SCHEDULE 13D

CUSIP No. 628530107

1        NAME OF REPORTING PERSON
                  Hopper Investments LLC

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                  (a) / /
                  (b) / /

3        SEC USE ONLY

4        SOURCE OF FUNDS
                  AF

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) or 2(e)
                  /X/

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER
                  0

8        SHARED VOTING POWER
                  18,312,200

9        SOLE DISPOSITIVE POWER
                  0

10       SHARED DISPOSITIVE POWER
                  18,312,200

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  18,312,200

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                  / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  6.8%

14       TYPE OF REPORTING PERSON
                  OO

                                  SCHEDULE 13D

CUSIP No. 628530107

1        NAME OF REPORTING PERSON
                  High River Limited Partnership

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                  (a) / /
                  (b) / /

3        SEC USE ONLY

4        SOURCE OF FUNDS
                  WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) or 2(e)
                  /X/

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER
                  18,312,200

8        SHARED VOTING POWER
                  0

9        SOLE DISPOSITIVE POWER
                  18,312,200

10       SHARED DISPOSITIVE POWER
                  0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  18,312,200

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                  / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  6.8%

14       TYPE OF REPORTING PERSON
                  PN

                                  SCHEDULE 13D

CUSIP No. 628530107

1        NAME OF REPORTING PERSON
                  Gail Golden

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                  (a) / /
                  (b) / /

3        SEC USE ONLY

4        SOURCE OF FUNDS
                  PF

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) or 2(e)
                  / /

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER
                  10,000

8        SHARED VOTING POWER
                  0

9        SOLE DISPOSITIVE POWER
                  10,000

10       SHARED DISPOSITIVE POWER
                  0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  10,000

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                  / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  0.004%

14       TYPE OF REPORTING PERSON
                  IN

                                  SCHEDULE 13D

Item 1.  Security and Issuer

     This Schedule 13D relates to the common shares, $.50 par value (the "Shares"), of Mylan Laboratories Inc., a Pennsylvania corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 1500 Corporate Drive, Canonsburg, PA 15317.


Item 2.  Identity and Background

     The persons filing this statement are Barberry Corp., a Delaware corporation ("Barberry"), Hopper Investments LLC ("Hopper"), a Delaware limited liability company (, High River Limited Partnership, a Delaware limited partnership ("High River", and collectively with Barberry and Hopper, the "Icahn Entities"), Carl C. Icahn, a citizen of the United States of America (Mr. Icahn collectively with the Icahn Entities, the "Icahn Group") and Gail Golden, a citizen of the United States of America, the spouse of Icahn (Ms. Golden collectively with the Icahn Group, the "Registrants"). The principal business address and the address of the principal office of (i) High River, Hopper and Barberry is 100 South Bedford Road, Mount Kisco, New York 10549, and (ii) Mr. Icahn and Ms. Golden is c/o Icahn Associates Corp., 767 Fifth Avenue, 47th Floor, New York, New York 10153.

     Barberry is the sole member of Hopper. Hopper is the general partner of High River. Barberry is wholly-owned by Mr. Icahn. Mr. Icahn is also the sole director and executive officer of Barberry, holding positions of the Chairman of the Board, President and Secretary. As a result of Mr. Icahn's direct or indirect ownership of and position(s), as applicable, with the Icahn Entities, Mr. Icahn is in a position to directly and indirectly determine the investment and voting decisions made by the Icahn Entities.

     Each of Barberry, Hopper and High River is primarily engaged in the business of holding and investing in securities. Mr. Icahn's present principal occupation or employment is acting as the Chairman of the Board, President and the Director of Starfire Holding Corporation, a Delaware corporation
("Starfire"), and as the Chairman of the Board and Director of various of Starfire's subsidiaries. Starfire is primarily engaged in the business of holding, either directly or indirectly, equity positions in its subsidiaries. Mr. Icahn is also a majority shareholder, the Chairman of the Board and the Director of American Railcar Industries, Inc. ("ARI"), a Missouri corporation. ARI is primarily engaged in the business of manufacturing, managing, leasing and selling of railroad freight and tank cars. Gail Golden's present principal occupation or employment is acting as the Chief Executive Officer of Maupintour, LLC, a Delaware limited liability company ("Maupintour"), a tour operator indirectly wholly-owned by Mr. Icahn. Ms. Golden also acts as an officer of various other entities controlled by Mr. Icahn.

     Except as set forth on Schedule A attached hereto, neither of the Registrants nor any of their executive officers, directors, managers or persons performing similar functions has, during the past five years (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.


Item 3.  Source and Amount of Funds or Other Consideration

     As of the close of business on September 7, 2004, the aggregate purchase price of 18,312,200 Shares owned by Icahn Group was $307,089,927.75 (excluding commissions). The source of funding for the purchase of these Shares was general working capital of High River. As of the close of business on September 7, 2004, the aggregate purchase price of 10,000 Shares purchased by Ms. Golden was $167,706.15 (excluding commissions). The source of funding for the purchase of these Shares were personal funds of Ms. Golden.


Item 4.  Purpose of Transaction

     The Registrants acquired the Shares because they believe the Shares to be undervalued in the market place. Depending on market conditions and other factors, the Registrants may acquire additional Shares at any time and from time to time, and may dispose of all or any portion of the Shares at any time or from time to time. The Registrants' present intention is to oppose and solicit proxies against the Issuer's proposed merger with King Pharmaceuticals, Inc. The Registrants have made plans to meet with Robert J. Coury, the Issuer's CEO, this week.

     SECURITY HOLDERS ARE ADVISED TO READ THE PROXY STATEMENT AND OTHER DOCUMENTS RELATED TO SOLICITATION OF PROXIES BY MR. ICAHN AND HIS AFFILIATES FROM THE STOCKHOLDERS OF MYLAN LABORATORIES INC. FOR USE AT ITS SPECIAL MEETING WHEN AND IF THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. WHEN AND IF COMPLETED, A DEFINITIVE PROXY STATEMENT AND A FORM OF PROXY WILL BE MAILED TO STOCKHOLDERS OF MYLAN LABORATORIES INC. AND WILL BE AVAILABLE AT NO CHARGE AT THE SECURITIES AND EXCHANGE COMMISSION'S WEBSITE AT HTTP://WWW.SEC.GOV.


Item 5.  Interest in Securities of the Issuer

     (a) As of the close of the business day on September 7, 2004, the Registrants may be deemed to beneficially own, in the aggregate, 18,312,200 Shares, representing approximately 6.8% of the Issuer's outstanding Shares (based upon 268,733,386 Shares stated to be outstanding as of August 3, 2004 by the Issuer in the Issuer's Form 10Q filed with the Securities and Exchange Commission on August 9, 2004).

     (b) Each of High  River  and Ms.  Golden  has sole  voting  power  and sole dispositive power with regard to 18,312,200 Shares and 10,000 Shares, respectively. Each of Barberry, Hopper and Mr. Icahn has shared voting power and shared dispositive power with regard to all of the 18,312,200 Shares beneficially owned by High River.

     Each of Barberry, Hopper and Mr. Icahn, by virtue of their relationships to High River (as disclosed in Item 2), may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares, which High River beneficially owns. Each of Mr. Icahn, Hopper and Barberry disclaims beneficial ownership of such Shares for all other purposes. Mr. Icahn, by virtue of his relationship to Ms. Golden (as disclosed in Item 2), may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares, which Ms. Golden beneficially owns. Mr. Icahn disclaims beneficial ownership of such Shares.

     (c) The following table sets forth all transactions with respect to the Shares effected during the past sixty (60) days by any of the Registrants. All such transactions were effected in the open market, the table excludes commissions paid.


------------------------------- ---------------------------- ----------------------------- ----------------------------
                                                             No. of Shares                 Price
Name                            Date                         Purchased                     Per Share
------------------------------- ---------------------------- ----------------------------- ----------------------------
------------------------------- ---------------------------- ----------------------------- ----------------------------
High River                      7/26/04                      1,000,000                     $15.7285
------------------------------- ---------------------------- ----------------------------- ----------------------------
------------------------------- ---------------------------- ----------------------------- ----------------------------
High River                      7/27/04                      1,700,000                     $14.7295
------------------------------- ---------------------------- ----------------------------- ----------------------------
------------------------------- ---------------------------- ----------------------------- ----------------------------
High River                      7/28/04                        650,000                     $14.9092
------------------------------- ---------------------------- ----------------------------- ----------------------------
------------------------------- ---------------------------- ----------------------------- ----------------------------
High River                      8/19/04                      4,635,000                     $16.9509
------------------------------- ---------------------------- ----------------------------- ----------------------------
------------------------------- ---------------------------- ----------------------------- ----------------------------
High River                      8/19/04                         22,000                     $16.8263
------------------------------- ---------------------------- ----------------------------- ----------------------------
------------------------------- ---------------------------- ----------------------------- ----------------------------
High River                      8/20/04                      2,100,000                     $16.9689
------------------------------- ---------------------------- ----------------------------- ----------------------------
------------------------------- ---------------------------- ----------------------------- ----------------------------
High River                      8/23/04                         930,000                    $17.1674
------------------------------- ---------------------------- ----------------------------- ----------------------------
------------------------------- ---------------------------- ----------------------------- ----------------------------
High River                      8/24/04                         994,500                    $17.0618
------------------------------- ---------------------------- ----------------------------- ----------------------------
------------------------------- ---------------------------- ----------------------------- ----------------------------
High River                      8/25/04                         700,000                    $17.1644
------------------------------- ---------------------------- ----------------------------- ----------------------------
------------------------------- ---------------------------- ----------------------------- ----------------------------
High River                      8/26/04                         600,000                    $17.2795
------------------------------- ---------------------------- ----------------------------- ----------------------------
------------------------------- ---------------------------- ----------------------------- ----------------------------
High River                      8/27/04                         692,600                    $17.3699
------------------------------- ---------------------------- ----------------------------- ----------------------------
------------------------------- ---------------------------- ----------------------------- ----------------------------
High River                      8/30/04                       1,178,000                    $17.2892
------------------------------- ---------------------------- ----------------------------- ----------------------------
------------------------------- ---------------------------- ----------------------------- ----------------------------
High River                      8/31/04                         600,000                    $17.3651
------------------------------- ---------------------------- ----------------------------- ----------------------------
------------------------------- ---------------------------- ----------------------------- ----------------------------
High River                      9/01/04                         480,000                    $17.3492
------------------------------- ---------------------------- ----------------------------- ----------------------------
------------------------------- ---------------------------- ----------------------------- ----------------------------
High River                      9/02/04                         259,000                    $17.3268
------------------------------- ---------------------------- ----------------------------- ----------------------------
------------------------------- ---------------------------- ----------------------------- ----------------------------
High River                      9/03/04                         211,100                    $17.5291
------------------------------- ---------------------------- ----------------------------- ----------------------------
------------------------------- ---------------------------- ----------------------------- ----------------------------
High River                      9/07/04                       1,560,000                    $17.7634
------------------------------- ---------------------------- ----------------------------- ----------------------------
------------------------------- ---------------------------- ----------------------------- ----------------------------
Gail Golden                     8/03/04                           1,000                    $15.39
------------------------------- ---------------------------- ----------------------------- ----------------------------
------------------------------- ---------------------------- ----------------------------- ----------------------------
Gail Golden                     8/03/04                           2,000                    $15.34
------------------------------- ---------------------------- ----------------------------- ----------------------------
------------------------------- ---------------------------- ----------------------------- ----------------------------
Gail Golden                     9/02/04                           7,000                    $17.3146
------------------------------- ---------------------------- ----------------------------- ----------------------------


Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

     None of the Registrants has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.


Item 7.  Material to be Filed as Exhibits

1        Joint Filing Agreement of the Registrants


                                                     SIGNATURE

     After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  September 7, 2004

BARBERRY CORP.


By:      /s/ Edward E. Mattner
         Name: Edward E. Mattner
         Title: Authorized Signatory


HOPPER INVESTMENTS LLC
By:      BARBERRY CORP., Sole Member



         By:      /s/ Edward E. Mattner
                  Name: Edward E. Mattner
                  Title: Authorized Signatory


HIGH RIVER LIMITED PARTNERSHIP
By:      HOPPER INVESTMENTS LLC, General Partner
         By:      BARBERRY CORP., Sole Member



                  By:      /s/ Edward E. Mattner
                  Name: Edward E. Mattner
                  Title: Authorized Signatory



/s/ Carl C. Icahn
CARL C. ICAHN


/s/ Gail Golden
GAIL GOLDEN


             [Signature Page of Schedule 13D with respect to Mylan]

                                    JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the common stock, $.50 par value, of Mylan Laboratories Inc., and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement this 7th day of September, 2004.

BARBERRY CORP.


By:      /s/ Edward E. Mattner
         Name: Edward E. Mattner
         Title: Authorized Signatory

HOPPER INVESTMENTS LLC
By:      BARBERRY CORP., Sole Member



         By:      /s/ Edward E. Mattner
                  Name: Edward E. Mattner
                  Title: Authorized Signatory


HIGH RIVER LIMITED PARTNERSHIP
By:      HOPPER INVESTMENTS LLC, General Partner
         By:      BARBERRY CORP., Sole Member



                  By:      /s/ Edward E. Mattner
                  Name: Edward E. Mattner
                  Title: Authorized Signatory



/s/ Carl C. Icahn
CARL C. ICAHN


/s/ Gail Golden
GAIL GOLDEN

 [Signature Page of Joint Filing Agreement to Schedule
 13D with respect to Mylan]

                                   SCHEDULE A

     On January 5, 2001, Reliance Group Holdings, Inc. ("Reliance") commenced an action in the United States District Court for the Southern District of New York against "Carl C. Icahn, Icahn Associates Corp. and High River Limited Partnership" alleging that High River's tender offer for Reliance 9% senior notes violated Section 14(e) of the Exchange Act. Reliance sought a temporary restraining order and preliminary and permanent injunctive relief to prevent defendants from purchasing the notes. The Court initially imposed a temporary restraining order. Defendants then supplemented the tender offer disclosures. The Court conducted a hearing on the disclosures and other matters raised by Reliance. It then denied plaintiffs' motion for a preliminary injunction and ordered dissolution of its temporary restraining order following dissemination of the supplement.

     Reliance took an immediate appeal to the United States Court of Appeals for the Second Circuit and sought a stay to restrain defendants from purchasing notes during the pendency of the appeal. On January 30, 2001, the Court of Appeals denied plaintiff's stay application. On January 30, Reliance also sought a further temporary restraining order from the District Court. The Court considered the matter and reimposed its original restraint until noon the next day, at which time the restraint was dissolved. The appeal was argued on March 9 and denied on March 22, 2001.